SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2006

                                 RADVISION LTD.
                              (Name of Registrant)


               24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________


This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-45422, 333-53814, 333-55130, 333-66250,
333-82488, 333-104377, 333-116964 and 333-127013.

                                 RADVision Ltd.

6-K Items

     1. Press release re RADVISION Reports Record Results for Fourth Quarter and Full Year 2005 dated February 8, 2006.

                                                                          ITEM 1

Press Release                                             Source: RADVISION Ltd.

RADVISION Reports Record Results for Fourth Quarter and Full Year 2005

Wednesday February 8, 7:00 am ET

Fourth Quarter Revenues of $21.2 million and EPS of $0.24 Exceed Forecast
FAIR LAWN, N.J.--(BUSINESS WIRE)--Feb. 8, 2006--RADVISION (Nasdaq: RVSN - News) today announced that revenues for the fourth quarter of 2005 reached a record $21.2 million. This was a 21% increase from the fourth quarter of 2004 and $670,000 above the Company's forecast for the quarter.

Operating income for the fourth quarter of 2005 rose 89% from the fourth quarter of 2004 to $4.2 million.

Net income for the 2005 fourth quarter nearly doubled to a record $5.4 million, or $0.24 per diluted share, compared with $2.8 million or $0.13 per diluted share reported in the 2004 fourth quarter. The Company had forecast that 2005 fourth quarter net income would be $4.5 million or $0.20 per diluted share.

Business Unit revenues for the fourth quarter of 2005 consisted of $15.2 million in Networking Business Unit (NBU) sales and $6.0 million in Technology Business Unit (TBU) sales, representing increases of 27% and 8%, respectively, over the fourth quarter of 2004.

For full year 2005, revenues were $74.0 million, operating income was $11.5 million and net income was $14.7 million or $0.66 per diluted share. For 2004, revenues were $64.2 million, operating income was $4.1 million and net income was $6.0 million or $0.28 per diluted share.

The Company ended the fourth quarter of 2005 with approximately $125.0 million in cash and liquid investments, an increase of $9.2 million over the 2005 third quarter, and equivalent to $5.80 per basic share. The increase reflects cash flow of $5.8 million from operations and income of $3.8 million from the exercise of options, offset by $400,000 in capital expenditures.

Boaz Raviv, Chief Executive Officer, commented: "Strong growth of our NBU supported by better than forecasted TBU revenues were the principal drivers of our record fourth quarter results."

"Our NBU benefited from sales to the Federal market of our desktop software solution, Click to Meet(TM), as well as from initial sales of Click to Meet for Microsoft Live Meeting. We also had record revenues from our channel partner Cisco in the fourth quarter, which included $1 million related to the Defense Information Systems Agency (DISA) contract. As previously reported, we expect to receive a total of $6 to $8 million from this important contract. Our revenues from Aethra demonstrated strong growth in the fourth quarter as well and they have become our second largest customer.

"We saw strong growth in our 3G revenues in the fourth quarter, with a total of six new deals with Service Providers in the Asia Pacific and EMEA regions, mainly for new 3G video applications they are developing such as video mail to offer to consumers. One of those will use Click to Meet for a commercial service based on 3G.

"Our TBU achieved better than expected performance in the fourth quarter reflecting very strong growth in royalties and increased maintenance fee revenues. Revenues from licenses improved from the third quarter and rose 15% year over year. We continued to see strong demand for our SIP and SIP server toolkits as well as for our 3G-324M toolkits and testing tools. We also moved forward in supporting the IP Multimedia Subsystem (IMS), which is a new architecture supporting multimedia services for 3G and cable networks, to build upon the technology leadership of our TBU.

Mr. Raviv concluded: "Our strong performance in the fourth quarter led to a record year for RADVISION. We expect to achieve further growth in 2006 as video conferencing continues to expand beyond the meeting room and reaches the applications we touch every day."

Guidance

The following statements are forward-looking, and actual results may differ materially.

The Company expects revenues for the first quarter 2006 to be approximately $20.0 million and net income to approximate $2.1 million or $0.09 per diluted share. This includes stock-based compensation expense related to the adoption of FAS123(R) of $1.2 million or $0.05 per diluted share and tax expense of $300,000 or $0.01 per diluted share. Before these items, first quarter 2006 net income is expected to be $3.6 million or $0.15 per diluted share. This compares to first quarter 2005 revenues of $16.3 million and net income of $2.4 million or $0.11 per diluted share. (Full details are available on the Company's web site at www.radvision.com.)

Fourth Quarter 2005 Earnings Conference Call/Webcast

RADVISION will hold a conference call to discuss its fourth quarter 2005 results and first quarter 2006 outlook, today, Wednesday, February 8, 2006 at 9:00 a.m. (Eastern). To access the conference call, please dial 1-888-455-9744 (International dialers can call +1-210-234-0002) by 8:45 a.m. The passcode "RADVISION" will be required to access the live conference call. A live webcast of the conference call also will be available in the Investor Relations section of the company's website at www.radvision.com and archived on the site until the next quarter. Simply point to Corporate Information and click on Investors.

A PowerPoint presentation highlighting key financial metrics as well as the first quarter 2006 estimate also will be available in the Investor Relations section of the company's website. The presentation will be available beginning at 8:00 a.m. (Eastern) on February 8th and will be archived on the website until the end of the first quarter. A replay of the call will be available beginning approximately one hour after the conclusion of the call through 11:00 p.m. (Eastern) on February 16th. To access the replay, please dial 1-800-568-4204 (International dialers can call +1-203-369-3290).

About RADVISION

RADVISION Ltd. (Nasdaq: RVSN - News) is the industry's leading provider of high quality, scalable and easy-to-use products and technologies for videoconferencing, video telephony, and the development of converged voice, video and data over IP and 3G networks. For more information, please visit our website at www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

                                 RADVISION LTD.
                        Consolidated Statements of Income
               (U.S. Dollars in thousands, except per share data)

                         Three months ended      Twelve months ended
                             December 31,            December 31,
                          2005        2004        2005        2004
                       ----------- ----------- ----------- -----------
                                                              Audited
                                                           -----------

Revenues                  $21,170     $17,562     $74,012    $64,236
Cost of revenues            3,830       3,390*)    13,110     13,880*)
                       ----------- ----------- ----------- ----------

Gross profit               17,340      14,172      60,902     50,356
                       ----------- ----------- ----------- ----------
Operating costs and
 expenses:
  Research and
   development              5,230       4,539      20,110     17,484
  Marketing and
   selling                  6,660       6,148*)    24,588     23,848*)
  General and
   administrative           1,201       1,237       4,677      4,900
                       ----------- ----------- ----------- ----------

Total operating costs
 and expenses              13,091      11,924      49,375     46,232
                       ----------- ----------- ----------- ----------

Operating income            4,249       2,248      11,527      4,124
Financial income, net         948         516       3,051      1,860
                       ----------- ----------- ----------- ----------

Income before taxes         5,197       2,764      14,578      5,984
Taxes on income, net          153           -         112          -
                       ----------- ----------- ----------- ----------

Net income                 $5,350      $2,764     $14,690     $5,984
                       =========== =========== =========== ==========

Basic net earnings per
 Ordinary share             $0.25       $0.14       $0.70      $0.30
                       =========== =========== =========== ==========

Weighted average
 number of shares
 outstanding during
 the period - basic    21,557,589  20,239,435  21,121,908 19,822,061
                       =========== =========== ========== ===========

Diluted net earnings
 per Ordinary share         $0.24       $0.13       $0.66      $0.28
                       =========== =========== =========== ==========

Weighted average
 number of shares
 outstanding during
 the period - diluted  22,740,403  21,521,337  22,214,949 21,399,324
                       =========== =========== ========== ===========

*) Reclassified from Marketing and selling expenses to Cost of revenues: $203 and $772 for the three and twelve months periods ended December 31, 2004, respectively.

                                 RADVISION LTD.
                           Consolidated Balance Sheets
                     (U.S. Dollars in thousands)

                                                    December  December
                                                       31,       31,
                                                      2005      2004
                                                    -------- ---------
                                                             (Audited)
                                                             ---------
Assets
Cash and cash equivalents (** see below)            $32,927   $20,206
Short-term securities and bank deposits (** see
 below)                                              63,518    51,411
Trade receivables, net                               12,257    10,063
Other receivables                                     4,318     3,900
Inventories                                           2,593     1,220
                                                    -------- ---------
Total current assets                                115,613    86,800
                                                    -------- ---------

Severance pay fund                                    2,931     2,733
Long-term securities and bank deposits (** see
 below)                                              28,506    38,749
                                                    -------- ---------
Total long-term assets                               31,437    41,482
                                                    -------- ---------
Property and Equipment
Cost                                                 16,554    14,584
Less accumulated depreciation                        13,364    11,937
                                                    -------- ---------
                                                      3,190     2,647
                                                    -------- ---------

Other assets, net                                     6,508       953
                                                    -------- ---------

Total Assets                                        156,748   131,882
                                                    ======== =========

Liabilities and Shareholders' Equity

Trade payable                                         1,783     1,939
Other payables and accrued expenses                  20,655    19,466
                                                    -------- ---------
Current liabilities                                  22,438    21,405
                                                    -------- ---------

Accrued severance pay                                 3,643     3,701
                                                    -------- ---------

Total liabilities                                    26,081    25,106
                                                    -------- ---------

Shareholders' Equity
Share capital                                           218       196
Additional paid in capital                          116,446   107,267
Retained earnings (accumulated deficit)              14,003      (687)
                                                    -------- ---------
Total shareholders' equity                          130,667   106,776
                                                    -------- ---------

Total Liabilities and Shareholders' Equity          156,748   131,882
                                                    ======== =========

(**) Total cash and liquid investments              124,951   110,366
                                                    ======== =========

Contact:
RADVISION
Investor Relations:
Tsipi Kagan, 201-689-6340
cfo@radvision.com
or
Comm-Partners LLC
June Filingeri, 203-972-0186
junefil@optonline.net

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 RADVISION LTD.
                                    (Registrant)



                                 By /s/Arnold Taragin
                                    -----------------
                                    Arnold Taragin
                                    Corporate Vice President and General Counsel



Date:  February 8, 2006